UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 48)*

Coca-Cola Consolidated, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bradley Gayton

Senior Vice President and General Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

2

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

3

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

4

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

5

This Amendment No. 48 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 47 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.    Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On December 9, 2020, Ventures Acquisition LLC, a Delaware limited liability company (“Buyer”), which is an indirect wholly owned subsidiary of Coca-Cola Consolidated, Inc., a Delaware corporation (“Coke Consolidated”), and Carolina Coca-Cola Bottling Investments, Inc., a Delaware corporation (“Seller”), which is an indirect wholly owned subsidiary of The Coca-Cola Company, entered into a securities purchase agreement (the “Piedmont Purchase Agreement”), pursuant to which Buyer agreed to purchase from Seller, and Seller agreed to sell to Buyer, all of Seller’s right, title and interest in, to and under Seller’s 22.674% general partnership interest in Piedmont Coca-Cola Bottling Partnership, a Delaware general partnership (“Piedmont”), in exchange for cash in the amount of $100.0 million. The remaining 77.326% general partnership interest in Piedmont is owned indirectly by Coke Consolidated.

On December 9, 2020, in accordance with the Piedmont Purchase Agreement, Buyer completed the purchase of Seller’s 22.674% general partnership interest in Piedmont. Upon the completion of the purchase, Piedmont became an indirect wholly owned subsidiary of Coke Consolidated.

The Piedmont Purchase Agreement contains representations and warranties, covenants and other agreements of Buyer and Seller customary for transactions of this type which survive the closing of the transactions contemplated by the Piedmont Purchase Agreement.

The foregoing description of the Piedmont Purchase Agreement is only a summary and is qualified in its entirety by reference to the full text of the Piedmont Purchase Agreement, a copy of which is filed as Exhibit 99.2 to this Amendment No. 48 to the Schedule 13D and incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date of this report, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of the amounts of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”) listed below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Number of shares of Common Stock as to which The Coca-Cola Company has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	the sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

6

Number of shares of Common Stock as to which Coca-Cola Oasis LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

The Reporting Persons beneficially own 34.76% of the outstanding shares of Common Stock based upon 7,141,447 shares of Common Stock outstanding on October 25, 2020.

Item 7.    Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith
Exhibit 99.2	Securities Purchase Agreement, dated December 9, 2020, by and between Carolina Coca-Cola Bottling Investments, Inc. and Ventures Acquisition LLC	Exhibit 99.1 of Coca-Cola Consolidated, Inc.’s Current Report on Form 8-K filed on December 10, 2020.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ John Murphy
Date: December 10, 2020	Name: John Murphy Title: Executive Vice President and Chief Financial Officer

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Robert J. Jordan, Jr.
Date: December 10, 2020	Name: Robert J. Jordan, Jr. Title: Vice President

COCA-COLA OASIS LLC

	By:	/s/ Robert J. Jordan, Jr.
Date: December 10, 2020	Name: Robert J. Jordan, Jr. Title: Vice President

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Robert J. Jordan, Jr.
Date: December 10, 2020	Name: Robert J. Jordan, Jr. Title: Vice President

Exhibit Index

Exhibit	Name	Incorporated By Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith
Exhibit 99.2	Securities Purchase Agreement, dated December 9, 2020, by and between Carolina Coca-Cola Bottling Investments, Inc. and Ventures Acquisition LLC	Exhibit 99.1 of Coca-Cola Consolidated, Inc.’s Current Report on Form 8-K filed on December 10, 2020.